

April 11, 2011

Sanford A. Ibrahim
Chief Executive Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-11356

Dear Mr. Ibrahim:

        We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief